Exhibit 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period to

2 January 2018

2 January 2018	Transaction in own shares
2 January 2018	Total Voting Rights
2 January 2018	Transaction in own shares
28 December 2017	Transaction in own shares
27 December 2017	Transaction in own shares
22 December 2017	Transaction in own shares
21 December 2017	Transaction in own shares
20 December 2017	Transaction in own shares
18 December 2017	Transaction in own shares
15 December 2017	Transaction in own shares
14 December 2017	Transaction in own shares
13 December 2017	Transaction in own shares
11 December 2017	Transaction in own shares
8 December 2017	Transaction in own shares
8 December 2017	Director/PDMR Shareholding
7 December 2017	Transaction in own shares
6 December 2017	Transaction in own shares
5 December 2017	Transaction in own shares
4 December 2017	Transaction in own shares
4 December 2017	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

N/A